SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS SECOND QUARTER 2004 RESULTS

Consolidated EBITDA Increases 33.4%, with Domestic Market Recovery Underway at Brazilian
Beer Operations, Record Results from Soft Drinks Business and
Continued Steady Returns from International Operations

São Paulo, August 11, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc; BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the second quarter 2004 (2Q04). The following financial and operating information, unless otherwise indicated, is presented in Reais, in a nominal and consolidated basis, pursuant to Brazilian Corporate Law. AmBev’s Brazilian operations are comprised of the Brazilian beer segment, the Brazilian soft drinks and non-alcoholic, non-carbonated (NANC) segment and the “other products” segment. AmBev’s consolidated operations are comprised of the Company’s Brazilian operations and its International Operations, which include AmBev’s 50.98% average economic stake in Quinsa (Argentina) in the quarter and other international operations (Venezuela, Guatemala, Peru, Ecuador and Dominican Republic). Comparisons, unless otherwise stated, refer to the second quarter 2003 (2Q03).

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev’s consolidated EBITDA reached R$735.1 million in the quarter, a 33.4% increase compared to the year-ago quarter. The EBITDA of the Brazilian operations totaled R$635.4 million, up 20.8% compared to 2Q03.

In AmBev’s Brazilian beer business, efforts focused on recovering market share, without compromising profitability. Market share was 66.3% in June (as compared with 65.0% in March) according to ACNielsen estimates, and the EBITDA margin was 140 basis points higher than 2Q03.

The “right fews” strategy of the Brazilian soft drinks business (AmBev’s selective strategy of focusing on high-margin products) continues to guarantee high returns. EBITDA grew by over 120%, reaching R$85.7 million in the quarter, with a 29.2% margin. EBITDA/hl increased by 128%, totaling R$21.7.

International Operations accounted for 13.6% of consolidated EBITDA (versus 4.5% in 2Q03). The positive and continuous evolution of Quinsa’s results, as well as the good performance of Cerveceria Rio in Central America and Embodom in Caribe, guaranteed a greater impact of this segment on our results.

Table 1 -- Financial Highlights
R$ millions	2Q04	2Q03	% Change
AmBev – Brazilian Operations
Net Sales	1,785.5	1,678.7	6.4%
Gross Profit	1,052.1	806.9	30.4%
EBIT	472.6	369.3	28.0%
EBITDA	635.4	525.9	20.8%

AmBev – Consolidated
Net Sales	2,181.7	1,867.8	16.8%
Gross Profit	1,248.1	885.5	41.0%
EBIT	530.6	365.2	45.3%
EBITDA	735.1	550.9	33.4%
Net Income	265.1	128.5	106.3%
EPADR (R$/ADR)	0.72	0.34	113.7%
EPADR (US$/ADR)	0.24	0.11	109.4%

Values may not add up due to rounding. Average exchange rate used for 2Q04 is R$3.05=US$1.00 and R$2.99=US$1.00 for 2Q03 Total number of shares as of June 30, 2004 = 37,813,378,604. Shares in treasury on the same date amounted to 1,106,807,703, including shares held by CBB in treasury. Per share calculation is based on number of existing shares excluding shares in treasury.

Second Quarter 2004 Results August 11, 2004

Comments from Carlos Brito, AmBev’s CEO:

With an increase of 33.4% in consolidated EBITDA, results for the second quarter 2004 once again reaffirm AmBev’s potential for value creation. Through the hard work of each of our employees, we continue to succeed in our efforts on recovering market share in Brazil and expanding AmBev’s presence in Latin America.

Guided by the principles of our long term strategy, we firmly continue to implement our revenue management initiatives, continued improvement of point-of-sale execution and permanent quest for cost reductions. As an example of our efforts, in the second quarter we successfully managed to revert pressures on net revenues per hectoliter originated from tax readjustments in Brazil. By applying small price repositionings, carefully defined by packaging, brand and region, we were able to preserve the Company’s profitability without affecting market share.

Looking ahead, we optimistically monitor the recovery signs of the Brazilian economy. We expect the increase in productive activities and the decrease in unemployment rates in Brazil to result in an effective increase in disposable income, boosting demand for consumer goods.

Finally, we expect to conclude the operation between AmBev and Interbrew in the end of August. As soon as the transaction is closed, AmBev will operate Labatt in Canada, consolidating strong cash generation in Canadian dollars in the Company’s results. I take this opportunity to emphasize the Company’s commitment with efforts to capture synergies expected from the transaction.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

EBITDA per hectoliter in the Brazilian beer segment reached R$43.2 in the quarter, a 21.0% increase from 2Q03. Higher net revenues per hectoliter and lower costs of products sold were the main factors leading to the increase in EBITDA/hl. The combined effect of the 7.3% decrease in volume sold, together with higher sales, marketing and direct distribution expenses had a negative effect on EBITDA/hl.

Net sales reached R$1,425.9 million in the quarter, up 7.9% compared to 2Q03. The 16.5% increase in net sales per hectoliter, R$117.4 compared to R$100.8, more than offset the negative performance of volume sold. The combination of the June/July 2003 price alignment, the 19.5% increase in volume commercialized through AmBev’s direct distribution network (38.3% of total volume sold versus 29.7% recorded in 2Q03) and the larger participation of super-premium brands in the Company’s beer portfolio (6.6% in 2Q04 versus 5.9% in 2Q03) were the main drivers behind increasing net sales per hectoliter.The greater presence of returnables in AmBev’s sales mix (72.5% in 2Q04 versus 71.5% in 2Q03), which, despite having a lower net revenue/hl, have a higher gross margin than non-returnable presentations, and the realignment of the reference price for the ICMS taxation in several states had a negative impact on net sales per hectoliter.

Highlights - Beer Brazil 2Q04

Volume	-7.3%
Net revenues	+7.9%
EBITDA	+12.1%
EBITDA/hl	+21.0%
EBITDA margin	36.8%
Market share*	66.3%

* In June 2004.

As anticipated in the 1Q04 earnings release and conference call, the positive effects resulting from the end of the transition period of the new PIS/Cofins, greater participation of direct distribution in total volume sold (38.3% versus 37.9% in 1Q04) and AmBev’s revenue management initiatives were practically offset by the greater participation of returnable presentations in the Company’s sales mix and the realignment of the reference prices for the ICMS taxation, especially in the Southeastern states. As a result, net revenue per hectoliter saw a small increase of 1.0%, from R$116.2 to R$117.4. For the next quarters, we maintain our estimate of a continued recovery in net revenue per hectoliter, mostly due to the positive trend in direct distribution, increased participation of non-returnable presentations in AmBev’s sales mix and the Company’s continued revenue management initiatives.

Total beer volume sold in the quarter was 7.3% below the same period in 2003, at 12.15 million hectoliters, reflecting not only the smaller market share in the period versus 2003 figures, but also a 2.7% retraction in Brazil’s beer market according to ACNielsen estimates.

The cost of goods sold per hectoliter, excluding depreciation, (cash COGS/hl) decreased by 7.2% compared to 2Q03. The lower implicit foreign exchange rate prevailing in the quarter, including the hedge impact (R$3.01/US$ compared to R$3.31/US$ in 2Q03), as well as more favorable international prices for adjuncts and sugar, and the greater participation of returnable presentation in the sales mix were the main positive factors on cost of goods sold. Lower dilution of fixed costs/hl due to lower volume sold and the higher international prices for aluminum had a negative impact on cash COGS/hl.

Compared to the previous quarter, cash COGS/hl increased 3.6%, principally reflecting the lower dilution of fixed costs/hl, and the higher implicit foreign exchange rate, including the hedge impact (R$3.01/US$ in the quarter compared to R$2.89/US$ in 1Q04).

Selling, general and administrative expenses (SG&A), including direct distribution and depreciation, totaled R$496.6 million in the quarter, up 39.3% compared to the R$356.4 million reported in 2Q03. In the quarter, sales and marketing expenses amounted to R$183.2 million, and were impacted by greater marketing investments as well as by a larger number of POS initiatives. As a result of our marketing and POS actions, we continued the Company’s consistent trend of market share recovery, reaching 66.3% in June.

Direct distribution expenses amounted to R$142.1 million in the quarter, up 30.7% when compared to 2Q03, reflecting mainly the approximate 20% increase in volume sold. In terms of hectoliters, direct distribution expenses reached R$30.6 in the quarter, 9.4% above the R$27.9 of 2Q03. The main factors that negatively affected direct distribution expenses were the increase in the proportion of bars, restaurants and small retailers in the distribution mix, higher fixed costs due to a smaller volume sold and the increase in fuel prices.

General and administrative expenses reached $91.3 million in the quarter, an 8.9% increase compared to the R$83.8 million reported in 2Q03.

In the quarter, the Brazilian beer business’ EBIT was R$397.6 million, 15.9% above the amount recorded in the same period of 2003. EBITDA totaled R$524.8 million, with an EBITDA margin of 36.8%, and accounting for 71.4% of the Company’s consolidated EBITDA.

Brazilian Soft Drinks (CSD) and Non-Alcoholic Non-Carbonated Beverages (NANC)

Soft Drinks (CSD)

Our continued strategy to concentrate on fewer but higher value added products (Guaraná Antarctica, Pepsi and Pepsi Twist) and in few, but efficient, specially selected projects (“right fews”) allowed us to further improve the profitability of the Brazilian CSD business.

Despite the 3.1% drop in volumes, fully explained by the 6.2% retraction of the Brazilian soft drinks market according to ACNielsen estimates, positive results in terms of net revenues/hl and more favorable costs of goods sold/hl, allowed for a significant expansion of the EBITDA margin, which reached a record level of 29.2%.

Net revenues grew by 7.1% in the quarter, totaling R$293.6 million. The 10.6% increase in net revenues per hectoliter, which was R$74.3, more than compensated the shortfall in volume sold.

The positive impact of a better brand mix (AmBev’s core portfolio already represents 85.2% of total volume sold compared to 84.7% in 2Q03), the increase of volume sold through the Company’s direct distribution network as a percentage of total volume (51.6% versus 48.3% in 2Q03) and price initiatives were partially offset by higher federal and state taxes and by the increased proportion of PET bottles in our packaging mix. PET bottles accounted for 70.9% of total soft drinks volume in the quarter, 110 basis points over 2Q03.

Highlights – CSD + Nanc 2Q04
CSD
Guaraná + Pepsi (vol)	-2.5%
Total volume (soft drinks)	-3.1%
Net revenue/hl	+10.6%
Gross profit	+55.7%
EBITDA	+120.6%
EBITDA/hl	+127.7%
EBITDA margin	29.2%

Nanc
Total volume	-49.3%
Net revenue/hl	+58.6%
Gross profit/hl	+103.4%
EBITDA/hl	+4,939.3%
EBITDA margin	13.5%

On a sequential basis, net revenues per hectoliter rose by 5.7%, principally reflecting price readjustments that took place at the end of the previous quarter, as well as a greater participation of AmBev’s core portfolio in total volume sold and of aluminum cans in the packaging mix.

Cost of goods sold per hectoliter, excluding depreciation (cash COGS/hl), was R$39.2, a decrease of 12.0% in the quarter. This result reflects not only the lower implicit foreign exchange rate prevailing in the quarter, including the hedge impact (R$3.01/US$ versus R$3.31/US$ in 2Q03), but also lower costs for raw materials and a lower cost packaging mix. On the raw material front, lower sugar prices in the international market had a positive effect. In packaging, the shift in the package mix towards PET bottles in the quarter more than offset the negative impact of higher aluminum and PET resin price. This shift, however, is not beneficial for AmBev, since PET bottles have lower contribution margins.

On a sequential basis, cash COGS/hl remained essentially stable - R$39.2 compared to R$39.5 in the previous quarter.

Selling, general and administrative expenses (SG&A), including direct distribution and depreciation, totaled R$79.0 million in the quarter, 6.5% above the R$74.2 million reported in the same period of 2003. Our strict control over marketing, sales and administrative expenses partially offset the increase in direct distribution expenses due to the expansion of volumes distributed through AmBev’s direct distribution network, and in depreciation expenses.

Direct distribution expenses grew by 15.5% yoy, mainly reflecting the increase in volumes sold directly, higher fixed costs and the increase in fuel prices. On a hectoliter basis, direct distribution expenses increased by 11.5% due to higher fuel prices and the expansion of distribution centers.

G&A expenses decreased by 30.2% compared to 2Q03, amounting to R$3.2 million in the quarter. This reduction is primarily the result of synergies obtained through the implementation of the Shared Services Center in Jaguariúna, and, more recently, the opening of AmBev’s regional offices.

EBIT totaled R$52.4 million in the quarter, an increase of over 500% on 2003. EBITDA reached R$85.7 million, 121% above the amount recorded in the second quarter of 2003. EBITDA margin was at its all-time high at 29.2%, surpassing, despite the negative effect of seasonality, the excellent performance of the last few quarters.

Non-Alcoholic Non-Carbonated Soft Beverages (NANC)

Net sales per hectoliter in the NANC segment increased 59% in the period, reaching R$157.6. On a sequential basis, net revenues per hectoliter remained essentially stable. As anticipated in previous Earnings Releases, the increase in net revenues/hl yoy was due to the decision to extend our soft drinks strategy to the NANC segment.

Looking at volume sold, the decision to discontinue the sale of AmBev’s line of mineral water, Fratelli Vita, in some regions of the country during the 4Q03 led to an approximate 49% decrease in volume.

EBITDA per hectoliter was R$21.3 in the quarter, reflecting a 13.5% margin.

Other Products Brazil

This segment is comprised of malt and by-product sales to third parties. Net sales for the second quarter of 2004 totaled R$44.2 million, 21.4% bellow the same period last year. EBITDA from this segment was R$21.8 million, 16.8% above the same period of 2003.

International Operations

Note: As a result of the differences between Brazilian GAAP and Luxembourg GAAP, discrepancies may exist when comparing Quinsa’s numbers as reported by AmBev with Quinsa’s numbers as reported by Quinsa.

Table 2 -- International Op. Highlights		Volume	Net Sales	Gross Profit	EBITDA
US$ million		(000 hl)
2Q04 Results
Beer
Quinsa*	Beer	2,760	54.3	31.4	23.6
Other International**	Beer	559	32.5	16.9	3.5

Soft drinks
Quinsa*	Soft drinks	1,346	18.0	5.7	2.1
Other International	Soft drinks	900	25.4	10.4	3.8

* Sales volume corresponds to the full Quinsa operation. However, Net Sales, Gross Profit and EBITDA figures correspond to AmBev’s proportional economic stake in Quinsa (50.98%), as it is consolidated in AmBev’s consolidated results.
** Sales for Venezuela also include Malt beverages volume.

In 2Q04, International Operations accounted for 13.6% of AmBev’s consolidated EBITDA, compared to only 4.5% in the same period of 2003. This increase is a consequence of AmBev’s strategy to utilize a combination of strategic alliances, acquisitions and Greenfield Projects in the Americas to consolidate our position in attractive markets and create value for its shareholders while preserving its strong credit profile.

Quinsa

Throughout the quarter, Quinsa carried out its share buyback program, therefore affecting AmBev’s economic stake in the company. In the second quarter, our average interest was 50.98%, versus 40.85% and 50.34% recorded in 2Q03 and 1Q04, respectively. In addition to the greater interest held by AmBev, more favorable macroeconomic scenarios in countries where Quinsa operates, increases in efficiency and the continuous capture of synergies and opportunities further benefited the results of International Operations results.

Quinsa Beer

Quinsa’s beer volumes in Argentina remained almost flat compared to the same period last year, totaling 1.84 million hectoliters in the quarter. The relative stable exchange rate combined with some price initiatives taken by Quinsa in the period lead its net revenues per hectoliter to increase almost 20% in dollar terms, reaching US$32.2 in the quarter. The Argentinean beer franchise EBITDA margin jumped to 40.4%.

In Bolivia, volumes continued to perform well on the back of the economy recovery. Total volumes reached 428,000 hectoliters, 9.5% above the 391,000 hectoliters sold in the same quarter last year. Prices remained stable in the period. EBITDA margin was 53.4% in the quarter.

In Paraguay, profitability was leveraged due to Quinsa’s strategy to repositioning Brahma, Quilmes and Baviera brands. The combined effect of this strategy with the local currency appreciation positively impacted net revenues and EBITDA. Net revenues increased over 14% in the period and EBITDA margin surpassed 56%.

In Uruguay, beer volumes boosted 31% in the quarter, mainly driven by the country economic recovery. The combined effect of higher price in local currency and the appreciation of the Peso allowed the Uruguayan beer franchise to report a positive EBITDA of US$1.1 million compared to a negative US$0.4 million EBITDA in the 2Q03.

Finally, in Chile, price initiatives taken during 2003 fully compensated the 20% volume decrease in the period. EBITDA remained stable compared to 2Q03.

Consolidated Quinsa’s beer volumes in the second quarter reached 2.8 million hectoliters. The proportional consolidation at AmBev of beer net sales and EBITDA amounted to R$164.9 million and R$71.3 million respectively.

Quinsa Soft Drinks

Soft drinks volume in the quarter totaled 1.35 million hl. Soft drinks net sales and EBITDA consolidated by AmBev were R$54.5 million and R$6.2 million, respectively.

Other International Operations

AmBev’s other international operations contributed R$176.8 million in net revenues in the quarter, an increase of approximately 290%. EBITDA reached R$22.3 million, versus a negative EBITDA of R$5.3 million reported in 2Q03. The launch of our operations in Ecuador, Guatemala, Peru and the Dominican Republic provided the greatest contribution to our other international operations.

In Guatemala, AmBev’s joint venture with CabCorp – Cerveceria Rio – contributed net revenues of R$32.3 million in the period. Throughout the quarter, we adjusted prices in order to reduce the gap between Brahva, our local brand, and the market leading brand. In June, we began exports to Nicaragua, and the initial performance of our brand was as impressive as our entrance to Guatemala. In less than two months of exports, we have already reached nationwide distribution.

In the Dominican Republic, AmBev’s revenue management initiatives and the implementation of our culture of strict fixed costs and expenses control more than offset the country’s recession effects, which translated into a retraction of the soft drinks market of approximately 8% according to our estimates, on top of the strong currency devaluation and high inflation. The local operation contributed R$43.6 million of net revenues to our consolidated results.

In Peru, regardless the CSD market decrease by 3% and a tougher competitive scenario (one of the players used price promotions to introduce new packaging), AmBev gained more than one percentage point of market share in the regions where the company operates (Lima and the North of Peru). Cost pressures related to the increase in prices for PET resin and sugar were partially compensated by severe fixed costs control.

In Ecuador, we have concentrated our efforts mainly on the implementation of direct distribution systems in the cities of Guayaquil and Quito, which will allow for improved POS execution, as well as the retention of the distribution margin. Although the changes in the distribution system led to a one-time effect on volume sold, the first results of our management system and culture have guaranteed margin expansion.

Finally, in Venezuela, the recovery of the domestic economy favored volumes, which have recorded an increase of over 40% when compared to the same period of 2003. Net revenues totaled R$63.2 million in the quarter, 39% above 2Q03.

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: Our consolidated financials are the combination of AmBev’s Brazilian and International Operations. Income statements are provided for AmBev’s Brazilian operations as well as for AmBev’s consolidated operations.

Net Sales

Consolidated net revenues in 2Q04 reached R$2,181.7 million, 16.8% above the second quarter of 2003. Brazilian operations accounted for approximately 82% of consolidated net revenues, or R$1,785.5 million, up 6.4% versus 2Q03. International Operations increased their contribution, from 10% in 2Q03 to 18% this quarter, totaling R$396.3 million.

Net revenues of the Brazilian operations benefited from the growth of the beer and soft drinks segments, and were partially offset by the retraction in revenues of the NANC and other segments. Despite the drop in beer and soft drinks volumes, the increase in net revenues per hectoliter of 16.5% and 10.6%, respectively, compensated for the industry’s weak performance. Net revenues per hectoliter for Brazilian operations were R$110.0 in the quarter, 14.4% and 2.8% above the 2Q03 and 1Q04, respectively. This result reflects the price alignment carried out last year through our entire portfolio and the one implemented in the previous quarter over soft drinks, as well as our revenue management initiatives, evidenced primarily by: (i) greater volume sold throughout our direct distribution network, which accounted for 41.7% of the total volume of the Brazilian operations, versus 34.6% in 2Q03 (ii) greater presence of super-premium brands in the total volume of beer sold in the quarter (6.6% versus 5.9% in 2Q03); and (iii) our adherence to our “right fews” strategy for the soft drinks and NANC segments. Tax increases in both federal and state levels, the shift of packaging mix towards returnable presentations (more evident in the beer segment) and the increase in soft drinks contribution in the total sales mix partially offset our efforts to increase net revenue/hl.

Results at our International Operations were primarily driven by Quinsa’s continued improvement, combined with an increase in the percentage consolidated (50.98% in 2Q04 versus 40.85% and 50.34% in 2Q03 and 1Q03, respectively). The launch of our own international operations, concentrated mainly in the second quarter of 2003, added to the improvement in this segment.

Table 3 -- Net Sales
R$ million	2Q04	2Q03	% Change
Beer Brazil	1,425.9	1,321.3	+7.9%
Soft Drinks and NANC	315.4	301.2	+4.7%
Other Products	44.2	56.3	-21.4%
Total Brazilian Operations	1,785.5	1,678.7	+6.4%
International Operations	396.3	189.1	+109.6%
TOTAL – AmBev Consolidated	2,181.7	1,867.8	+16.8%

Values may not add up due to rounding.

Cost of Goods Sold (COGS)

Consolidated cost of goods sold (COGS) amounted to R$933.6 million in the quarter, 5.0% below the same quarter of the previous year. Excluding depreciation, consolidated cash COGS totaled R$853.2 million, a 5.0% decrease compared to R$898.5 million in 2Q03. Consolidated COGS/hl dropped 7.0% to R$47.2.

COGS for the Brazilian operations totaled R$733.4 million, a decrease of 15.9% in the second quarter of 2004. COGS per hectoliter (COGS/hl) were down 9.5%, at R$45.2 in the quarter, while cash COGS per hectoliter was R$41.7, 9.4% below 2Q03. The main factors that impacted cash COGS/hl positively were: (i) lower implicit exchange rate, including the hedge impact (R$3.01/US$ versus R$3.31/US$ in 2Q03); (ii) lower adjuncts and sugar prices in the international market; and (iii) larger participation of returnable presentations in the beer and soft drinks sales mix. These benefits, however, were partially offset by an increase in the international price for aluminum and PET resin, as well as lower volumes of beer and soft drinks sold, negatively impacting the dilution of fixed costs.

On a sequential basis, cash COGS/hl of Brazilian operations rose by 2.6% reflecting the lower dilution of fixed costs/hl and the higher implicit foreign exchange rate, including the hedge (R$3.01/US$ in the quarter compared to R$2.89/US$ in 1Q04).

As a result, Brazilian operations experienced a significant improvement in gross margin, which reached 58.9% in the quarter, over 10 basis points higher than 2Q03.

Cash COGS/hl for International Operations remained relatively stable in the quarter at R$49.4 compared to R$49.8 in the same period of 2003. On a sequential basis, lower dilution of fixed costs due to lower volumes sold, as well as the depreciation of the Real compared to the most relevant South American currencies, for instance the Argentine Peso, Bolivia’s Boliviano, Paraguay’s Guarani and the Uruguayan Peso, had a negative impact on cash COGS/hl.

Table 4 -- Cost Breakdown
R$/hl	2Q04	2Q03	% Change
Brazilian Operations
Raw Material	12.7	14.5	-12.4%
Packaging	19.2	20.8	-7.8%
Labor	3.0	2.7	+9.1%
Depreciation	3.4	3.9	-11.7%
Other	6.9	8.1	-14.2%
Total – Brazilian Operations	45.2	49.9	-9.5%
COGS Excluding Depreciation (Brazil)	41.7	46.1	-9.4%

International Operations	56.4	58.1	-3.1%
TOTAL – AmBev Consolidated	47.2	50.7	-7.0%

Values may not add up due to rounding.

Table 5 -- Cost Breakdown
R$ million	2Q04	2Q03	% Change
Brazilian Operations
Raw Material	205.6	252.3	-18.5%
Packaging	311.8	363.7	-14.3%
Labor	48.0	47.3	+1.5%
Depreciation	55.7	67.9	-17.9%
Other	112.3	140.7	-20.2%
Total – Brazilian Operations	733.4	871.9	-15.9%
COGS Excluding Depreciation (Brazil)	677.7	804.0	-15.7%

International Operations	200.2	110.4	+81.3%
TOTAL – AmBev Consolidated	933.6	982.3	-5.0%

Values may not add up due to rounding.

Operating Expenses

Selling, General and Administrative Expenses (SG&A)

Consolidated selling, general and administrative expenses (including direct distribution and depreciation) rose 37.9% in the quarter to R$717.5 million. Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations accounted for 81% of total expenses in the quarter, reaching R$579.5 million, 32.4% above 2Q03. Our greater interest in Quinsa and the launch of our operations in Guatemala, Ecuador, Peru and the Dominican Republic were responsible for the increase in expenses for our International Operations.

In the Brazilian operations, the increase in sales and marketing expenses for the beer segment, combined with higher direct distribution and depreciation expenses, was the main item pressuring operating expenses.

Sales and marketing expenses for the Brazilian operations increased 65.9% in 2Q04, totaling R$202.8 million. The increase in these expenses is related not only to advertisement campaigns for the beer segment, but also to the enhancement of our sales force and constant improvements in POS execution. As a result of such investments, we continue to recover market share, achieving 66.3% in June.

General and administrative expenses for the Brazilian operations totaled R$95.3 million in the second quarter, 6.6% higher than the R$89.4 million reported in the same period of 2003.

Depreciation and amortization for the Brazilian operations totaled R$107.0 million, up 20.7% versus 2Q03. Most of this increase can be explained by the expansion of our direct distribution network and the increase in the number of sub-zero coolers installed at strategic POS.

Direct Distribution Expenses

Consolidated direct distribution expenses reached R$195.7 million in the quarter, 32.7% above 2Q03. Distribution expenses of the Brazilian operations accounted for approximately 90% of the consolidated expenses in the quarter, or R$174.3 million. Compared to the direct distribution expenses recorded in 2Q03, Brazilian operations recorded a 27.1% increase, due mainly to the larger volume distributed by the Company itself and higher fuel prices.

Volume distributed by AmBev’s own direct distribution network reached 6.8 million hectoliters in the quarter, or 41.7% of the total volume commercialized by the Company’s Brazilian operations. Compared to the second quarter of 2003, this quarter’s volume increased 12.1%. On a per hectoliter basis, direct distribution expenses were R$25.7, 13.4% above the amount recorded in 2Q03 by Brazilian operations. The shift in the distribution mix towards bars, restaurants and small retailers and the increase in fuel prices negatively affected direct distribution expenses/hl.

Direct distribution expenses related to International Operations totaled R$21.4 million, more than twice the amount recorded in 2Q03. The launch of direct distribution operations in Peru and the 44.2% increase in direct sales in Venezuela were the most important factors impacting direct distribution expenses for the International Operations.

Provision for Contingencies

Net provisions amounted to R$19.8 million in the quarter, of which R$19.2 million were recorded in the Brazilian operations. This amount is primarily comprised of R$11.8 million related to labor provisions.

Other Operating Income, Net

AmBev’s consolidated net other operating income amounted to R$19.7 million in the quarter. Brazilian operations contributed net operating income of R$51.4 million, comprised mainly of a (i) R$97.1 million gain related to the impact of the Real devaluation on AmBev’s investments in its International Operations; (ii) R$33.1 million gain related to some tax incentives realized by some of AmBev’s subsidiaries (mainly CBB); (iii) R$54.3 million loss mainly related to the goodwill amortization from CBB and Quinsa and (iv) R$27.5 million loss related to other income being subject to PIS/Cofins.

Net other operating income from International Operations was R$31.7 million for the quarter, nearly all of which was related to Quinsa.

Financial Income and Expenses

AmBev’s Brazilian foreign currency debt exposure remains fully protected by hedging transactions, which involve investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives instruments. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis, while assets must be recorded at the lowest between accrual basis value and market value. Because of this difference in accounting practices, volatility in the Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

Table 6 -- Net Financial Result Breakdown
R$ 000	2Q04	2Q03
Financial income
Financial income on cash and cash equivalents	51,069	40,357
Foreign exchange gains (losses) on assets	37,818	(114,462)
Swap and forward activities	220,476	13,437
Interest on taxes, contributions and deposits	7,383	16,865
Other	18,724	(6,923)
Total – Brazilian Operations	335,469	(50,726)

Financial expense
Interest expense on local currency debt	31,313	34,477
Interest expense on foreign currency debt	96,398	72,660
Foreign exchange losses (gains) on debt	248,707	(465,353)
Taxes on financial transactions	27,029	19,409
Swap and forward activities	91,527	244,458
Other	13,811	26,734
Total – Brazilian Operations	508,784	(67,616)

Net financial result – Brazilian Operations	(173,315)	16,890

Net financial result – International Operations	(27,992)	8,035

Total AmBev Consolidated	(201,307)	24,925

Values may not add up due to rounding.

At June 30, 2004, our net debt for the Brazilian operations was R$3,379.0 million, 10.3% above the R$3,063.4 million reported in the previous quarter.

Table 7 -- Debt Position – Brazilian Operations	Local	Foreign	Total
R$ million	Currency	Currency
Short-Term Debt	233.7	1,542.9	1,776.5
Long-Term Debt	575.9	3,200.4	3,776.3
Total	809.6	4,743.2	5,552.8

Cash and Marketable Securities (incl. Derivatives)			2,173.8
Net Debt			3,379.0

Values may not add up due to rounding.

Considering only the net debt of Brazilian operations, local currency debt remains comprised primarily by funding from the Brazilian Development Bank – BNDES. The average cost of short and long-term debts in Reais was 10.3% and 5.6%, respectively. AmBev’s foreign currency debt is comprised, primarily, by 10-year Bonds issued in 2001 and 2003 and the Syndicated Loan. Average cost of short and long-term debt denominated in foreign currency was 7.0% and 10.5%, respectively, in U.S. dollar terms.

Consolidated Balance Sheet

Including the Company’s proportional stake in Quinsa and operations in Venezuela, Guatemala, Ecuador, Peru and Dominican Republic, consolidated net debt was R$4,058.6 million at June 30, 2004. Short-term debt reached R$2,267.5 million and long-term debt, R$4,204.1 million.

Table 8 -- Debt Position – AmBev Consolidated	Local	Foreign	Total
R$ million	Currency	Currency
Short-Term Debt	233.7	2,033.8	2,267.5
Long-Term Debt	575.9	3,628.2	4,204.1
Total	809.6	5,662.0	6,471.6

Cash and Marketable Securities (incl. Derivatives)			2,413.0
Net Debt			4,058.6

Values may not add up due to rounding.

Regarding the Company’s capital structure, it is worth mentioning that during July 2004 AmBev fully amortized the Syndicated Loan denominated in yens, which was recorded as short-term debt in the amount of R$1,125.7 million at June 30, 2004. The effect of this amortization will be reflected in next quarter’s balance sheet.

Non-Operating Income/Expense

During the second quarter 2004, consolidated non-operating expenses totaled R$26.2 million, of which R$24.9 million came from the Brazilian operations, and R$1.3 million from the International Operations. Non-operating expenses related to the Brazilian operations were mainly comprised of a R$16.9 million loss from the net effect of Quinsa’s share buy back program, which, despite increasing AmBev’s stake in the Company, has a negative effect on Quinsa’s Shareholders Equity as Quinsa’s shares are trading above book value; and R$7.3 million related to losses in the sale of fixed assets.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$11.9 million. At the nominal tax rate of 34%, the second quarter income tax provision would have amounted to R$95.0 million. The provision for income tax and social contribution was positively affected by: (i) Non-taxable earnings from subsidiaries abroad; (ii) the provision for interest on own capital (R$33.4 million); and (iii) gains and fiscal benefits from subsidiaries (R$11.2 million). On the other hand, the effect of non-deductible amortization of goodwill and several other items reduced this benefit to R$30.8 million.

Table 9 -- Income Tax	2Q04
R$ million
Net income before income tax, social contribution and minorities	279.5
Income tax and social contribution at nominal tax rate	(95.0)
Non-taxable earnings from subsidiaries abroad	69.3
Benefit from interest on own capital	33.4
Gains and fiscal benefits of subsidiaries	11.2
Amortization effect of non-deductible goodwill	(4.2)
Other	(26.6)
Total	(11.9)

Values may not add up due to rounding.

Profit Sharing and Contributions

During the second quarter AmBev provisioned, on a consolidated basis, R$24.8 million related to employee profit sharing. It is worth mentioning that AmBev’s variable payment is based on the EVA (Economic Value Added) generated by the Company in the year and is only payable if the corporate goals are met.

Minority Interest

On a consolidated basis, minority shareholders in AmBev’s subsidiaries shared gains of R$2.6 million in the quarter. Gains were due principally to the positive performance of our International Operations.

Net Income

Net income for Brazilian operations reached R$289.7 million in the quarter, up 108% from 2Q03. Consolidated net income, which is the basis for the calculation of dividends, reached R$265.1 million in the period, up 106% from the amount reported in 2Q03. Consolidated earnings per ADR (based on outstanding shares) were US$2.37 (R$7.22) in the second quarter of 2004, compared to US$1.13 (R$3.38) during the same period of 2003.

RECENT DEVELOPMENTS

Share Buyback Program

AmBev announced on May 25, 2004, that its Board of Directors approved in the previous day a share buyback program, valid for a period of 365 days. The Board also approved a program to acquire call options and issue put options linked to AmBev’s shares, in accordance with CVM (Brazilian Securities and Exchange Comission) Instruction 390/03. The volume of options, held or issued, multiplied by their respective strike prices plus the aggregate amount of cash share repurchases is limited to R$500 million.

On June 6, 2004, AmBev’s Board of Director approved a new share buyback program, also limited to R$500 million and valid for 365 days. A new program to acquire call options and issue put options linked to AmBev’s shares was approved as well. The Board also closed the previous program, launched on May 25 (roughly 98% of its budget has been consumed).

AmBev acquired in the 2Q04 881,3 million preferred shares, totaling R$568,9 million.

For further details please visit www.ambev-ir.com.

Brazil’s Anti-Trust Authority - CADE rules for the sale of the Marathon brand

On July 15, 2004, the Administrative Council for Economic Defense (CADE), Brazil’s anti-trust authority, announced its decision regarding the sale and distribution of Gatorade by AmBev, stating that the Gatorade brand may only be maintained on the condition that the Marathon brand be sold. Deadlines and conditions for the sale were not yet established.

For further details please visit www.ambev-ir.com.

1Q04 EARNINGS CONFERENCE CALL

Date & Time:	Friday, August 13th, 2004 11:00 am – US Eastern Time 12:00 am – São Paulo Time

Numbers:	US/International Participants:	(+1) 973-935-8511
	Toll Free (Brazil):	0800-891-5046
	Toll Free (UK):	0800-068-9199
	Conference Call ID:	4983234

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Pedro Ferraz Aidar	Vanessa Góes	Fernando Vichi
(5511) 2122-1415	(5511) 2122-1414	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br	acfgv@ambev.com.br

WWW.AMBEV-IR.COM

AmBev - Segment Financial Information

	AmBev Brazil												International Operations (2)			AmBev Consolidated (3)

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (2)
	2Q04	2Q03%		2Q04	2Q03%		2Q04	2Q03%		2Q04	2Q03%		2Q04	2Q03%		2Q04	2Q03%
Volumes (000 hl)	12,148	13,109	-7.3%	4,087	4,348	-6.0%				16,235	17,457	-7.0%	5,566	4,223	31.8%	21,801	21,680	0.6%
R$ million
Net Sales	1,425.9	1,321.3	7.9%	315.4	301.2	4.7%	44.2	56.3	-21.4%	1,785.5	1,678.7	6.4%	396.3	189.1	109.6%	2,181.7	1,867.8	16.8%
COGS	(531.7)	(621.9)	-14.5%	(180.2)	(213.0)	-15.4%	(21.6)	(37.0)	-41.7%	(733.4)	(871.9)	-15.9%	(200.2)	(110.4)	81.3%	(933.6)	(982.3)	-5.0%
Gross Profit	894.2	699.4	27.8%	135.2	88.1	53.5%	22.7	19.3	17.2%	1,052.1	806.9	30.4%	196.0	78.6	149.3%	1,248.1	885.5	41.0%
SG&A	(496.6)	(356.4)	39.3%	(82.1)	(80.5)	2.0%	(0.8)	(0.6)	27.6%	(579.5)	(437.5)	32.4%	(138.0)	(82.7)	66.9%	(717.5)	(520.2)	37.9%
EBIT	397.6	343.0	15.9%	53.2	7.6	596.5%	21.8	18.7	16.8%	472.6	369.3	28.0%	58.0	(4.1)	n.m.	530.6	365.3	45.3%
Depr. & Amort.	(127.2)	(125.2)	1.6%	(35.5)	(31.3)	13.3%	0.0	0.0	n.m.	(162.7)	(156.5)	4.0%	(41.8)	(29.1)	43.5%	(204.5)	(185.6)	10.2%
EBITDA	524.8	468.2	12.1%	88.7	39.0	127.5%	21.8	18.7	16.8%	635.4	525.9	20.8%	99.8	25.0	298.4%	735.1	550.9	33.4%
% of Total EBITDA	71.4%	85.0%		12.1%	7.1%		3.0%	3.4%		86.4%	95.5%		13.6%	4.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.3%	-47.1%		-57.1%	-70.7%		-48.8%	-65.7%		-41.1%	-51.9%		-50.5%	-58.4%		-42.8%	-52.6%
Gross Profit	62.7%	52.9%		42.9%	29.3%		51.2%	34.3%		58.9%	48.1%		49.5%	41.6%		57.2%	47.4%
SG&A	-34.8%	-27.0%		-26.0%	-26.7%		-1.8%	-1.1%		-32.5%	-26.1%		-34.8%	-43.7%		-32.9%	-27.9%
EBIT	27.9%	26.0%		16.9%	2.5%		49.4%	33.2%		26.5%	22.0%		14.6%	-2.1%		24.3%	19.6%
Depr. & Amort.	-8.9%	-9.5%		-11.3%	-10.4%		0.0%	0.0%		-9.1%	-9.3%		-10.5%	-15.4%		-9.4%	-9.9%
EBITDA	36.8%	35.4%		28.1%	12.9%		49.4%	33.2%		35.6%	31.3%		25.2%	13.2%		33.7%	29.5%
Per Hectoliter (R$/hl)
Net Sales	117.4	100.8	16.5%	77.2	69.3	11.4%				110.0	96.2	14.4%	111.5	99.5	12.1%	110.3	96.5	14.3%
COGS	(43.8)	(47.4)	-7.7%	(44.1)	(49.0)	-10.0%				(45.2)	(49.9)	-9.6%	(56.4)	(58.1)	-3.1%	(47.2)	(50.7)	-7.0%
Gross Profit	73.6	53.4	38.0%	33.1	20.3	63.3%				64.8	46.2	40.2%	55.2	41.4	33.3%	63.1	45.7	37.9%
SG&A	(40.9)	(27.2)	50.3%	(20.1)	(18.5)	8.5%				(35.7)	(25.1)	42.4%	(38.8)	(43.5)	-10.8%	(36.3)	(26.9)	34.9%
EBIT	32.7	26.2	25.1%	13.0	1.8	640.9%				29.1	21.2	37.6%	16.3	(2.1)	n.m.	26.8	18.9	42.1%
Depr. & Amort.	(10.5)	(9.5)	9.7%	(8.7)	(7.2)	20.6%				(10.0)	(9.0)	11.8%	(11.8)	(15.3)	-23.3%	(10.3)	(9.6)	7.8%
EBITDA	43.2	35.7	21.0%	21.7	9.0	142.1%				39.1	30.1	29.9%	28.1	13.2	113.0%	37.1	28.5	30.5%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

AmBev - Segment Financial Information

	AmBev Brazil												International Operations (2)			AmBev Consolidated (3)

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (2)
	1H04	1H03%		1H04	1H03%		1H04	1H03%		1H04	1H03%		1H04	1H03%		1H04	1H03%
Volumes (000 hl)	25,348	21,175	-6.7%	8,722	8,920	-2.2%				34,070	36,095	-5.6%	13,084	8,358	56.5%	47,154	44,453	6.1%
R$ million
Net Sales	2,959.4	2,738.3	8.1%	657.4	623.7	5.4%	77.1	93.3	-17.4%	3,693.9	3,455.3	6.9%	858.4	397.7	115.8	4,552.2	3,853.0	18.1%
COGS	(1,095.7)	(1,240.1)	-11.6%	(385.7)	(448.1)	-13.9%	(41.5)	(57.4)	-27.8%	(1,522.9)	(1,745.7)	-12.8%	(407.9)	(219.6)	85.7%	(1,930.8)	(1,965.3)	-1.8%
Gross Profit	1,863.7	1,498.2	24.4%	271.6	175.6	54.7%	35.6	35.9	-0.8%	2,170.9	1,709.6	27.0%	450.5	178.1	153.0%	2,621.4	1,887.7	38.9%
SG&A	(956.1)	(698.0)	37.0%	(169.5)	(156.3)	8.5%	(1.5)	(1.2)	23.1	(1,127.1)	(855.5)	31.8%	(276.6)	(168.2)	64.4%	(1,403.6)	(1,023.7)	37.1%
EBIT	907.6	800.2	13.4%	102.1	19.3	429.0%	34.1	34.7	-1.6%	1,043.8	854.2	22.2%	173.9	9.9	1664.1%	1,217.7	864.1	40.9%
Depr. & Amort.	(259.2)	(248.4)	4.3%	(70.6)	(60.4)	16.9%	0.0	0.0	n.m.	(329.8)	(308.8)	6.8%	(81.2)	(55.2)	47.2%	(411.0)	(364.0)	12.9%
EBITDA	1,166.8	1,048.7	11.3%	172.7	79.7	116.7%	34.1	34.7	-1.6%	1,373.6	1,163.0	18.1%	255.1	65.0	292.4%	1,628.7	1,228.1	32.6%
% of Total EBITDA	71.6%	85.4%		10.6%	6.5%		2.1%	2.8%		84.3%	94.7%		15.7%	5.3%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.0%	-45.3%		-58.7%	-71.8%		-53.8%	-61.6%		-41.2%	-50.5%		-47.5%	-55.2%		-42.4%	-51.0%
Gross Profit	63.0%	54.7%		41.3%	28.2%		46.2%	38.4%		58.8%	49.5%		52.5%	44.8%		57.6%	49.0%
SG&A	-32.3%	-25.5%		-25.8%	-25.1%		-1.9%	-1.3%		-30.5%	-24.8%		-32.2%	-42.3%		-30.8%	-26.6%
EBIT	30.7%	29.2%		15.5%	3.1%		44.2%	37.1%		28.3%	24.7%		20.3%	2.5%		26.8%	22.4%
Depr. & Amort.	-8.8%	-9.1%		-10.7%	-9.7%		0.0%	0.0%		-8.9%	-8.9%		-9.5%	-13.9%		-9.0%	-9.4%
EBITDA	39.4%	38.3%		26.3%	12.8%		44.2%	37.1%		37.2%	33.7%		29.7%	16.4%		35.8%	31.9%
Per Hectoliter (R$/hl)
Net Sales	116.8	100.8	15.9%	75.4	69.9	7.8%				108.4	95.7	13.3%	107.4	102.9	4.4%	108.2	96.4	12.2%
COGS	(43.2)	(45.6)	-5.3%	(44.2)	(50.2)	-12.0%				(44.7)	(48.4)	-7.6%	(51.0)	(56.8)	-10.2%	(45.9)	(49.2)	-6.7%
Gross Profit	73.5	55.1	33.4%	31.1	19.7	58.2%				63.7	47.4	34.5%	56.3	46.1	22.3%	62.3	47.2	31.9%
SG&A	(37.7)	(25.7)	46.9%	(19.4)	(17.5)	10.9%				(33.1)	(23.7)	39.6%	(34.6)	(43.5)	-20.5%	(33.4)	(25.6)	30.3%
EBIT	35.8	29.4	21.6%	11.7	2.2	441.0%				30.6	23.7	29.5%	21.8	2.6	753.1%	28.9	21.6	33.9%
Depr. & Amort.	(10.2)	(9.1)	11.8%	(8.1)	(6.8)	19.6%				(9.7)	(8.6)	13.1%	(10.2)	(14.3)	-28.8%	(9.8)	(9.1)	7.3%
EBITDA	46.0	38.6	19.3%	19.8	8.9	121.6%				40.3	32.2	25.1%	31.9	16.8	89.7%	38.7	30.7	26.0%

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law			%	2Q04	2Q03%
R$ 000	2Q04	2Q03

Net Sales	1,785,473	1,678,732	6.4%	2,181,728	1,867,792	16.8%
Cost of Goods Sold	(733,382)	(871,863)	-15.9%	(933,627)	(982,305)	-5.0%
Gross Profit	1,052,091	806,869	30.4%	1,248,101	885,488	41.0%
Gross Margin (%)	58.9%	48.1%		57.2%	47.4%

Selling and Marketing Expenses	(202,792)	(122,219)	65.9%	(270,082)	(167,635)	61.1%
% of sales	11.4%	7.3%		12.4%	9.0%
Direct Distribution Expenses	(174,333)	(137,215)	27.1%	(195,746)	(147,503)	32.7%
% of sales	9.8%	8.2%		9.0%	7.9%
General & Administrative	(95,337)	(89,437)	6.6%	(127,577)	(103,258)	23.6%
% of sales	5.3%	5.3%		5.8%	5.5%
Depreciation & Amortization	(106,999)	(88,663)	20.7%	(124,065)	(101,849)	21.8%
Total SG&A	(579,461)	(437,534)	32.4%	(717,470)	(520,246)	37.9%
% of sales	32.5%	26.1%		32.9%	27.9%

EBIT	472,629	369,335	28.0%	530,631	365,242	45.3%
% of sales	26.5%	22.0%		24.3%	19.6%

Provisions, Net	(19,155)	(26,792)	-28.5%	(19,784)	(26,792)	-26.2%
Other Operating (Expense)	51,437	(151,655)	n.m.	19,743	(153,103)	n.m.
Equity Income	-	-	n.m.	1,224	298	311.2%
Interest Expense	(508,784)	67,616	n.m.	(531,556)	53,552	n.m.
Interest Income	335,469	(50,726)	n.m.	330,249	(28,627)	n.m.
Net Interest Income (Expense)	(173,315)	16,890	n.m.	(201,307)	24,925	n.m.
Non-Operating Income (Expense)	(24,924)	(819)	2942.0%	(26,179)	(11,891)	120.2%
Income Before Taxes	306,672	206,959	48.2%	304,328	198,679	53.2%
Provision for Income Tax/Social Contrib.	5,444	(79,750)	n.m.	(11,861)	(79,676)	-85.1%
Provision for Profit Sharing & Bonuses	(23,152)	2,511	n.m.	(24,778)	2,511	n.m.
Minority Interest	740	9,820	-92.5%	(2,628)	6,994	n.m.

Net Income	289,705	139,541	107.6%	265,061	128,508	106.3%
% of sales	16.2%	8.3%		12.1%	6.9%

Depreciation and Amortization	162,721	156,529	4.0%	204,486	185,631	10.2%
EBITDA	635,350	525,864	20.8%	735,116	550,874	33.4%
% of sales	35.6%	31.3%		33.7%	29.5%

Notes: Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law			%	1H04	1H03%
R$ 000	1H04	1H03

Net Sales	3,693,857	3,455,301	6.9%	4,552,221	3,852,985	18.1%
Cost of Goods Sold	(1,522,949)	(1,745,651)	-12.8%	(1,930,824)	(1,965,251)	-1.8%
Gross Profit	2,170,908	1,709,650	27.0%	2,621,397	1,887,734	38.9%
Gross Margin (%)	58.8%	49.5%		57.6%	49.0%	17.5%

Selling and Marketing Expenses	(384,984)	(244,461)	57.5%	(529,393)	(334,447)	58.3%
% of sales	10.4%	7.1%		11.6%	8.7%
Direct Distribution Expenses	(347,023)	(268,583)	29.2%	(386,390)	(290,493)	33.0%
% of sales	9.4%	7.8%		8.5%	7.5%
General & Administrative	(185,210)	(171,012)	8.3%	(245,096)	(202,255)	21.2%
% of sales	5.0%	4.9%		5.4%	5.2%
Depreciation & Amortization	(209,881)	(171,400)	22.5%	(242,773)	(196,558)	23.5%
Total SG&A	(1,127,099)	(855,455)	31.8%	(1,403,652)	(1,023,752)	37.1%
% of sales	30.5%	24.8%		30.8%	26.6%

EBIT	1,043,810	854,195	22.2%	1,217,745	863,982	40.9%
% of sales	28.3%	24.7%		26.8%	22.4%

Provisions, Net	(48,449)	(45,097)	7.4%	(49,237)	(52,797)	-6.7%
Other Operating (Expense)	52,906	(228,670)	n.m.	15,546	(208,376)	n.m.
Equity Income	-	-	n.m.	322	(1,526)	n.m.
Interest Expense	(810,279)	29,432	n.m.	(860,218)	3,567	n.m.
Interest Income	437,059	345,215	26.6%	443,097	402,537	10.1%
Net Interest Income (Expense)	(373,220)	374,648	n.m.	(417,121)	406,105	n.m.
Non-Operating Income (Expense)	(46,515)	(17,132)	171.5%	(42,468)	(28,311)	50.0%
Income Before Taxes	628,531	937,944	-33.0%	724,789	979,076	-26.0%
Provision for Income Tax/Social Contrib.	(39,079)	(326,034)	-88.0%	(90,811)	(332,052)	-72.7%
Provision for Profit Sharing & Bonuses	(50,836)	(8,520)	496.7%	(54,925)	(8,520)	544.7%
Minority Interest	(476)	3,707	n.m.	(8,982)	(1,033)	769.3%

Net Income	538,139	607,096	-11.4%	570,071	637,471	-10.6%
% of sales	14.6%	17.6%		12.5%	16.5%

Depreciation and Amortization	329,774	308,844	6.8%	410,966	364,010	12.9%
EBITDA	1,373,584	1,163,038	18.1%	1,628,712	1,227,992	32.6%
% of sales	37.2%	33.7%		35.8%	31.9%

Notes: Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

CONSOLIDATED BALANCE SHEET

	AmBev Brazil		AmBev

Corporate Law			Consolidated
R$000	Jun 2004	Mar 2004	Jun 2004	Mar 2004
ASSETS
Cash	805,003	1,176,501	1,029,232	1,347,499
Marketable Securities	1,190,144	1,157,009	1,205,062	1,162,920
Non-realized gains with Derivatives	178,662	107,059	178,662	107,059
Accounts Receivable	235,822	339,947	420,777	440,691
Inventory	694,742	754,211	903,525	966,169
Recoverable Taxes	369,930	346,640	437,004	406,407
Accounts in Advance	14,806	12,829	37,722	34,905
Prepaid Expenses	139,150	108,884	141,440	110,724
Other	90,923	108,333	143,723	151,804

Total Current Assets	3,719,182	4,111,415	4,497,147	4,728,178

Recoverable Taxes	2,134,067	2,066,895	1,903,362	2,177,406
Receivable from Employees/Financed Shares	211,487	226,344	212,402	226,573
Deposits/Other	727,389	698,382	1,168,856	791,930

Total Long-Term Assets	3,072,943	2,991,620	3,284,620	3,195,909

Investments	2,422,439	2,434,091	1,806,266	1,840,874
Property, Plant & Equipment	2,811,284	2,873,116	4,275,847	4,181,164
Deferred	233,693	224,685	263,527	255,530

Total Permanent Assets	5,467,416	5,531,891	6,345,640	6,277,568

TOTAL ASSETS	12,259,541	12,634,926	14,127,407	14,201,654

LIABILITIES
Short-Term Debt	1,776,547	1,864,266	2,267,464	2,229,154
Accounts Payable	132,062	291,352	462,742	518,986
Sales & Other Taxes Payable	460,063	501,652	506,261	563,369
Dividend Payable	215,666	118,108	227,287	119,806
Salaries & Profit Sharing Payable	161,717	114,737	138,899	110,616
Income Tax, Social Contribution, & Other	87,813	69,542	113,915	93,317
Other	200,889	261,287	311,126	341,303

Total Current Liabilities	3,034,757	3,220,945	4,027,694	3,976,551

Long-Term Debt	3,776,259	3,639,668	4,204,076	4,007,253
Income Tax & Social Contribution	22,453	22,453	23,261	23,059
Deferred Sales Tax (ICMS)	231,868	215,215	231,868	215,215
Provision for Contingencies	1,271,383	1,218,121	1,282,368	1,270,240
Pension Funds Provision	75,717	74,294	75,717	74,294
Other	4,075	14,318	76,815	45,849

Total Long-Term Liabilities	5,381,755	5,184,070	5,894,105	5,635,911

TOTAL LIABILITIES	8,416,512	8,405,015	9,921,800	9,612,462

MINORITY INTEREST	151,139	144,578	239,326	238,920

Paid in Capital	3,030,843	3,019,133	3,142,055	3,124,059
Reserves and Treasury shares	293,482	865,505	456,661	1,025,518
Retained Earnings	367,565	200,695	367,566	200,696

SHAREHOLDERS' EQUITY	3,691,890	4,085,333	3,966,282	4,350,272

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	12,259,541	12,634,926	14,127,407	14,201,654

Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED STATEMENT OF CASH FLOWS

AmBev
Consolidated
R$ 000	2Q04
Cash Flows from Operating Activities
Net income	265,061
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	204,485
Contingencies and liabilites associated with
tax disputes, including interest	19,784
Financial charges on contingencies	11,707
(Gain) loss on disposal of PP&E, net	32,943
Financial charges on stock option plan	(13,483)
Financial charges on taxes and contributions	(401)
Equity income	(1,224)
Financial charges on long-term debt	395,476
Provision for losses in inventory and other assets	(2,177)
Deferred income tax (benefit) expense	(25,644)
Foreign exchange holding effect on assets abroad	(65,889)
Forex variations and unrealized gains on marketable securities	(34,288)
(Gains) losses on participation on related companies	19,433
Amortization of goodwill	70,552
Minority interest	2,628
(Increase) decrease in assets
Trade accounts receivable	13,198
Sales taxes recoverable	(23,795)
Inventories	72,377
Prepaid expenses	(28,009)
Receivables and other	9,536
(Decrease) increase in liabilites
Suppliers	(85,730)
Payroll, profit sharing and related charges	50,239
Income tax, social contribution, and other taxes payable	(6,008)
Cash used for contingencies and legal proceedings	(13,702)
Other	(38,186)

Net Cash Provided by Operating Activities	828,885

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	5,290
Marketable securities withdrawn (investment)	(76,777)
Collateral securities and deposits	(2,348)
Quinsa's share buyback program	(23,747)
Investments in afffiliated companies	(6,623)
Property, plant and equipment	(229,026)
Payment for deferred asset	(28,801)

Net Cash Provided (Used) in Investing Activities	(362,033)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	29,718
Dividends, interest distribution and capital decrease paid	(13,265)
Repurchase of shares in treasury	(568,857)
Increase in debt	973,859
Payment of debt	(1,205,002)
Increase in paid-in capital/Variation in minority interest	(1,673)

Net Cash Provided (Used) in Financing Activities	(785,220)

Foreign Exchange Variations on Cash	102

Subtotal	(318,267)

Cash and cash equivalents, beginning of period	1,347,499
Cash and cash equivalents, end of period	1,029,232
Net increase in cash and cash equivalents	(318,267)

Note: Figures for ArnBev Consolidataj consist of ArnBev Brazil + International Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.